DAVID M. DOBBS P.C.	ATTORNEY & COUNSELOR

______________________________________________________________________________________

8655 VIA DE VENTURA, Suite G-200	David M. Dobbs

SCOTTSDALE, ARIZONA 85258

(480) 922-0077 Telephone

(928) 223-0109 Fax

david.dobbs@azbar.org E-mail

Via Edgar Transmission

June 26, 2006

Mr. Larry Spirgel

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission.

450 Fifth Street, N.W.

Washington D.C. 20549

Re: Radiate Research Inc. Registration Statement on Form F-1

File No. 333-131249

Dear Mr. Spirgel:

On behalf of Radiate Research Inc. a Canadian corporation (the “Registrant”) we transmit herewith for filing with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the “Act”) Pre-Effective Amendment No,. 1 (“Amendment No. 1”) to the Registrants Registration Statement on Form F-1 (the “Registration Statement”) and the Registrant’s revised preliminary prospectus relating to the registration of 1,637,400 shares of the Company’s Class A Common Stock (the “Shares”) to be sold by the Selling Securityholders identified in the Registration Statement and the registration for resale of 2,000,000 shares (the “Warrant Shares”) of Class A Common Stock underlying warrants (the “Warrants”) issued to the Selling Security holders.

We have been authorized by the Registrant to provide you with responses to the comments received from the Commissions Staff (“Staff”) by letter dated February 17, 2006 (the “Comment Letter”) with respect to the Registration Statement. The numbered responses correspond to the numbered comments in the Comment Letter. Amendment No. 1 reflects the Registrant’s responses to the Comment Letter.

1. We have deleted footnote (3).

2. We have updated information in the Registration Statement to the most recent practicable date.

3. We have updated the financial statements in accordance with Item 4 of Form F-1.

4. We have revised the cover page of the Prospectus to disclose the name of the Registrant and price per share of the securities being sold.

5. We have revised the cover page of the Prospectus to highlight the cross reference to the risk factors.

6. We have revised the disclosure on the cover page of the Prospectus to indicate that the Registrant has entered into discussions with market makers who have indicated their intention to apply to have the Registrant’s securities accepted for trading on the OTC Bulletin Board.

7. We have modified the Prospectus summary to add discussion as follows:

Revenues and losses since inception and that the Registrant has no significant assets;

That the Registrant’s Auditors have expressed substantial doubt about the Registrant’s ability to continue as a going concern;

The Registrant has one full-time employee;

The Registrant’s recent corporate reorganization;

The current exchange rate;

Additional capital requirements.

8. We have revised the disclosure under the Prospectus Summary-The Offering to reconcile the number of shares and describe when the shares and shares underlying the warrants were issued.

9. We have revised the disclosure under the Prospectus Summary-The Offering to disclose the percentage of shares being offered.

10. We have modified the disclosure in the Prospectus Summary to indicate that the Registrant underwent a corporate reorganization pursuant to which each existing shareholder received 2 new common shares and 98 special shares fore each 100 common shares held at the time of re-organization. The shares were issued on a pro rata basis.

11. We have added a risk factor indicating that the Registrant has only one full-time employee and one consultant and we have added a discussion of Mr. Grinstead’s background and lack of public company experience.

12. We have modified the applicable risk factors.

13. We have modified this risk factor to discuss specific items and we have corrected the date of inception.

14. We have modified this risk factor to quantify the Registrants limited capital resources and when these resources may be depleted.

15. We have revised this risk factor to clarify that Mr. Grinstead is the sole officer and how the business would be impacted if his services were lost.

16. We have modified this risk factor to discuss the impact of the potential issuance of additional shares.

17. We have modified this risk factor to indicate the percentage owned by officers and directors.

18. We have modified this risk factor to indicate that even if the Registrant’s securities are traded on the OTC Bulletin Board securities traded on the OTC bulletin board are thinly traded highly volatile and not usually followed by analysts.

19. We have revised this risk factor to disclose the nature of the patents and the rights assigned to the Registrant.

20. We have revised the risk factor regarding the penny stock rules and also modified the applicable section of the Prospectus.

21. We have deleted the reference to the Private Securities Litigation Reform Act of 1995 and the reference to the Securities Act and the Exchange Act of 1934.

22. We have revised the Use of Proceeds to disclose that the Registrant would receive $150,000 upon exercise of the warrants and such funds will provide adequate capital for 12 months.

23. We have modified Management’s Discussion and Analysis of Financial Condition and Results of Operation to discuss the Registrant’s proposed operations, and how the Registrant will address the going concern opinion.

24. We have modified the disclosure regarding revenue recognition policy.

25. We have revised the disclosure to indicate that SFAS 123 is not expected to have a material effect.

26. We have revised the Results of Operations section to disclose the source of revenue which is expected to be derived from sources other than Abond.

27. We have revised the Results of Operations section to indicate that the estimation issues were associated with the installation of heating solutions.

28. We have revised the Results of Operations section to indicate that the consulting fees were paid to seven consultants.

29. We have modified and updated the Liquidity and Capital Resources section through the period ending February 28, 2006.

30. We have modified the discussion of capital resources to include a discussion of additional subscriptions after May 31, 2005.

31. We have expanded the discussion of capital resources and we have indicated that the Registrant’s entry in to the United States market would be delayed if the Registrant doesn’t have sufficient funds.

32. We have added a discussion of the Securities Purchase Agreement and the impact on the Registrant’s capital resources.

33. We have revised Business-Sales and Marketing section to describe the additional financial terms of the license agreement with Abond.

34. We have revised the Management section to include management’s experience for the previous five years.

35. We have revised the Principal Shareholders section to identify Class A and Class B shares and to add the names and addresses of the shareholders as well as the individual who has voting and investment control over the shares held by named entities.

36. We have revised the Related Party section to add information regarding the loan from a former director and to add the Registrant’s opinion regarding the terms of the license agreement.

37. We have modified the Related Party section to add disclosure regarding the payments to Mr. Roberts.

38. We have revised the Selling Shareholders section to add the following disclosure. Each of the named individuals hold both common and Special “A” series shares; in the case of Mr. Grinstead, (32,000 common and 1,568,000 Special “A” shares), Mr. Keays (3,000 common shares and 147,000 Special “A” shares) and Dr. Napke (3,800 common shares and 186,200 Special “A” shares). The beneficial ownership amounts are on a fully diluted, fully converted basis, whereas the amounts revealed under the “selling shareholder” caption on relate to the shares being registered herein.

39. The far right hand column of the Selling Shareholder table shows the amount and percentage of the class that will be owned by each shareholder after the offering is complete, the warrants exercised and the Special Series A and B shares are converted.

40. None of the selling shareholders are broker-dealers or affiliated with broker-dealers.

41. None of the selling shareholders are affiliates of broker-dealers.

42. We modified the Grant of Registration Rights section to indicate that registration rights were granted to purchasers pursuant to the Registrant’s Securities Purchase Agreement dated October 19, 2005.

43. We have modified the Taxation section to delete the reference to management. The tax aspects were reviewed by Canadian legal counsel.

44. We have revised Where You Can Find More Information section to reflect the new address of the SEC’s public reference room.

45. Note 1 to the Financial Statements has been revised to disclose the nature of the products and sources of revenue.

46. The related party disclosure has been expanded and the terms of the licensing agreement with Abond has been expanded.

47. Note 2 to the financial statements has been updated to read

NOTE 2- GOING CONCERN

Radiate has had minimal operations since inception, is a development stage company and has limited capital resources. As shown in the attached financial statements, Radiate had net assets of $6,437 and had incurred net losses of $213,539 as of May 31, 2005. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. These financials statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should Radiate be unable to continue as a going concern. Radiate’s continued existence is dependent upon its ability to raise capital through private securities offerings and secure debt financing and use these sources of capital to develop and enhance its lines of foil heating system products and grow its sales of the Mothers Warmth Comfort Change System product line. Management is focusing on targeting its existing product line in retail stores that specialize in baby products, continuing its marketing efforts in Canada and expanding marketing activities in the United States. Through organic growth and funding via loans and private placement offerings, Radiate plans to continue to increase the profitability of its operations necessary to support operating requirements. There can be no assurance that any of management’s plans as described above will be successfully implemented or that Radiate will continue as a going concern.

48. In considering AU Sections 560.05 and 560.06.a, to date, only 1,400,000 shares and 2,000,000 warrants have been issued for cash proceeds of $121,380. Management determined that actual proceeds received from the private placements to date have not been significant enough to make the financial statements misleading as of the audited balance sheet date. Management therefore concluded pro forma statements were not required. Please see revised footnote below.

NOTE 6 – SUBSEQUENT EVENT

On October 17, 2005 the company entered into a Securities Purchase Agreement involving the potential issuance of 47,791,667 Common Shares, whereby investors would subscribe for a combination of Common Shares and Warrants which would yield up to $780,000 to the company should all the warrants be exercised. In connection with the Securities Purchase Agreement, 1,400,000 Common Shares and 2,000,000 stock purchase Warrants were issued for $121,380 in cash (US$105,000 or US$0.075 per share).

The Warrants are freestanding instruments with a term of three years and an exercise price of US$0.075 per share. Radiate analyzed the Warrant instruments for derivative accounting consideration under SFAS 133 and EITF 00-19. Radiate determined the Warrants did not meet the criteria for classification in stockholders’ equity under SFAS 133 and EITF 00-19 due to investor registration rights with liquidated damages to be paid by Radiate in the event: the registration statement is not filed timely; the registration statement is not declared effective within a stated timeframe; or an effective registration statement later ceases to be effective. Radiate determined that it would be more economic to issue registered shares than to issue unregistered shares and pay the maximum liquidated damage per share. Derivative accounting is therefore applicable for the Warrant instruments due to Radiate’s inability to control registration.

The Warrants were valued using the Black-Scholes model, using a stock price of USD$0.075; volatility of 135.87%; annual dividends rate of 0%; and a discount rate of 4.47%. The fair value of the derivative was computed at $133,901 (US$116,436) at inception on February 1, 2006. This derivative liability will be marked-to-market each quarter with the change in fair value recorded in the income statement.

49. The Class A Special Shares were issued to all shareholders including officers and directors in exchange for shares of common stock owned by them. The liquidity section of Management Discussion & Analysis was modified to disclose that 70,000 Class B Special Shares were issued for consulting services.

50. Item 7 has been updated. The Registrant has indicated that no sales were made to United States residents.

51. The undertaking to add the undertaking required by Item 512(g) (2).

52. The signatures have been revised to indicate who is signing as principal financial and accounting officer.

53. The form of warrant has been included as an exhibit.

The Registrant hereby acknowledges and undertakes to comply with the requirements of Rule 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement

Should any member of the Staff have any questions or comments concerning this filing or the enclosed materials transmitted herewith, or desire any further information or clarification in respect of Amendment No. 1, please do not hesitate to contact the undersigned at the number indicated on the first page of this letter.

Very Truly Yours,

David M. Dobbs